DOCUMENT
TYPE SC 13D/A
<SEQUENCE>1
<FILENAME>g13pksb.txt
DESCRIPTION 13D/A
TEXT
SUBMISSION:
TYPE:  SC 13D/A
FILING DATE:  20091015

COMPANY DATA:
CONFORMED NAME:  North Star Investment Management Corp.
CIK:  0001342857
CCC:  o5qvo*kx
IRS NUMBER: 36-4467498
STATE OF INCORPORATION:  DE
FISCAL YEAR END:  1231

FILING VALUES:
FORM TYPE:  SC 13D/A
ACT:  34

SUBMISSION CONTACT:
NAME:  . Peter G. Contos II
PHONE: 312-580-1056

BUSINESS ADDRESS:
STREET1:  20 N. Wacker Drive, Suite 1416
CITY:  Chicago
STATE:  IL
ZIP:  60606

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                             SCHEDULE 13D/A
                Under the Securities Exchange Act of 1934

                       HIGHBURY FINANCIAL, INC.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               42982Y109
                            (CUSIP NUMBER)

                               0001335249
			  (CENTRAL INDEX KEY)

		  	       DELAWARE
		       (STATE OF INCORPORATION)

			      DECEMBER 31
			   (FISCAL YEAR END)


                       6282 INVESTMENT ADVICE
		 (STANDARD INDUSTRIAL CLASSIFICATION)

			       20-3187008
        		      (IRS NUMBER)

	         	    October 15,2009
	(Date of Event Which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP NO.   42982Y109


                                SCHEDULE 13D/A


1. NAME OF REPORTING PERSON & I.R.S. IDENTIFICATION NO.

   NORTH STAR INVESTMENT MANAGEMENT CORP. I.R.S. 36-4467498

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) [   ]
N/A                 (b) [   ]

3. SEC USE ONLY

4. SOURCE OF FUNDS    WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS  2(d) or 2(e)       [  ]

6. CITIZENSHIP OF PLACE OR ORGANIZATION

   DELAWARE

NUMBER OF        7.    SOLE VOTING POWER         866,874
SHARES
BENEFICIALLY     8.    SHARED VOTING POWER         0
OWNED BY
EACH             9.    SOLE DISPOSITIVE POWER    866,874
REPORTING
PERSON WITH	10.   SHARED DISPOSITIVE POWER     0

11. AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

   866,874

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*      [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 5.8%

14. TYPE OF REPORTING PERSON*	IA


ITEM 1. SECURITY and ISSURER

This statement relates to the Common Stock of Highbury Financial, Inc. (Highbury), a Delaware corporation which has its principal executive offices at 999 Eighteenth Street, Suite 3000, Denver Colorado 80202.


ITEM 2 IDENTITY and BACKGROUND

This statement is being jointly filed by the following persons
(Reporting Persons):

North Star Investment Management Corporation (NSIMC) A Delaware Gorporation
           primarily engaged in Investment Advisory Services. NSIMC is affilliated with KGSVF, NSOF and NSISI.

KUBY GOTTLIEB SPECIAL VALUE FUND LP (KGSVF) An Illinois Limited Partnership.
           NSIMC offers advise with respect to the purchase of interests of the KGSVF, which invests primarily in micro-cap value securities. KGSVF is affiliated with NSIMC, NSOF and NSISI.

NORTH STAR OPPORTUNITY FUND LP (NSOF) An Illinois Limited Partnership.
	   NSIMC offers advise with respect to the purchase on interests of the NSOF, which invests in a broad range of securities. NSOF is affiliated with NSIMC, KGSVF and NSISI.

NORTH STAR INVESTMENT SERVICES, INC. (NSISI), A Michigan Corporation. An
           Introducing Broker Dealer conducting securities transactions for NSIMC, KGSVF, and NSOF. NSISI is affiliated with NSIMC, KGSVF and NSOF.

During the past five years, none of the Reporting Persons have been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoning future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.



ITEM 3 SOURCE and AMOUNT of FUNDS or Other Considerations

NSIMC used funds (Working Capital) from KGSVF and NSOF and other advisory accounts, to purchase Highbury Common Stock.


ITEM 4 PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the shares of Highbury Common Stock reported herein as part of their investment activities because the shares are viewed as an attractive investment. The Reporting
Persons intend to review and consider their investment in Highbury Common Stock and may, from time to time, depending on their evaluation of the business, or other such considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Highbury Common Stock.
As part of such review and evaluation, the Reporting Persons may hold discussion with Highbury's management and directors, other shareholders, and other interested parties. To that end, the Reporting Persons submitted the letter in Item 7. expressing to Highbury's Board of Directors the Reporting Persons current opinions on certain corporate governance issues. Except as otherwise described in this Item 4., the Reporting Persons do not now have plans or proposals that relate to or would result in any other action set forth in
Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to Highbury and to take action with respect thereto.


ITEM 5 INTERESTS in SECURITIES of the ISSURER

As of the date, hereof, NSIMC directly controls advisory accounts, which own 42,699 shares, KGSVF owns 540,800 shares, NSOF owns 150,725 shares of Highbury Common Stock with sole voting power of 866,874 shares.

There are 132,650 shares of Highbury Common Stock in NSIMC client advisory accounts, who vote their shares.

NSIMC has sole dispositive power over 866,874 shares.

Ths information concerning percentages of ownership set forth below is based on 15,039,244 shares of Highburys Common Stock reported outstanding as of October 8, 2009 in Highbury's Form 8-k.

The transactions in Common Stock effected by the Reporting Persons during the past 60 days are set out in Exhibit A, hereto.

No other person is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any the shares of Common Stock reported herein.


ITEM 6 CONTRACTS. ARRANGEMENTS, UNDERSTANDINGS or RELATIONSHIPS with RESPECT to SECURITIES of the ISSURER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons - other than the governing documents of NSIMC, KGSVF, NSOF, NSISI - nor between or among any other person with respect to any securities of Highbury.



ITEM 7 MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT A  Transactions in the last 60 days

Trade Date   Security  Transaction  Shares      Total

10/15/2009    Common      Buy       1,600    $ 5,200.00

10/12/2009    Common      Buy       2,401    $ 9,483.95


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2009


NORTH STAR INVESTMENT MANAGEMENT CORP.

By:  /S/ PETER D. GOTTLIEB
----------------------------------
PETER D. GOTTLIEB, President & CEO

By:  /S/ PETER G. CONTOS II
----------------------------------
PETER G. CONTOS II
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